SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Report of Counterclaim in International Arbitration

	1. Title of Lawsuit	Counterclaim in an international arbitration proceeding before the PCA (Permanent Court of Arbitration)
	2. Counterclaimants	(1) THE GOVERNMENT OF THE REPUBLIC OF RWANDA (2) RWANDA DEVELOPMENT BOARD (3) RWANDA SOCIAL SECURITY BOARD (4) AGDF CORPORATE TRUST LTD
	3. Summary of Lawsuit	KT Corporation (the "Company") initiated arbitration proceeding against the Counterclaimants, seeking payment of a put option price of approximately USD 152 million, based on the Counterclaimants’ breach of their obligations under a shareholders’ agreement. In response, the Counterclaimants filed a counterclaim against the Company, alleging that the Company breached its obligations under the shareholders’ agreement and seeking approximately USD 386 million in damages.
4. Amount Claimed	Amount Claimed(KRW)	512,415,000,000
	Equity(KRW)	19,458,023,083,673
	Percentage of Equity(%)	2.63
	5. Court of Jurisdiction	PCA (Permanent Court of Arbitration)
	6. Planned Action	The amount claimed in the counterclaim was calculated based on unilateral assumptions made by the Counterclaimants. KT plans to vigorously dispute the validity of the basis for such calculation and defend its position during the arbitration proceedings.
	7. Filing Date	October 20, 2026
	8.Confirmation Date	October 21, 2026
9. Additional details relevant to investment consideration
–The amount claimed set forth in Item 4 above represents the amount claimed by the Counterclaimants, converted into Korean won using Hana Bank’s base exchange rate of KRW 1,327.5 per USD as of October 21, 2026, the date on which the response and counterclaim submitted by the Government of Rwanda were confirmed.
–The total equity of KT above is based on the consolidated financial statements as of December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader